

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Via E-mail
Ms. Lorraine L. Ritter
Chief Financial and Accounting Officer
CNX Coal Resources LP
1000 CONSOL Energy Drive
Canonsburg, PA 15317

> **Re:** **CNX Coal Resources LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 28, 2015**
> **File No. 333-203165**

Dear Ms. Ritter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

Factors that Affect our Results, page 98

1. We note your revised disclosure in response to comment 2 of our letter dated May 19, 2015. Discuss in greater detail when and how fluctuations in electric prices would result in a change in the fixed price.

Directors and Executive Officers of CNX Coal Resources GP LLC, page 157

2. Please disclose the time period during which Mr. Greenwood has been employed as managing director of Carnegie Capital LLC.

Executive Compensation, page 160

3. We note the disclosure that other than change in control agreements, the executive officers have not entered into any arrangements or agreements relating to their services to you or the general partner. Please provide a discussion of any existing compensation arrangements or agreements with these executive officers and CONSOL Energy or its affiliates that you will be required to reimburse pursuant to the terms of the partnership agreement. If none, please explain how such amounts will be determined, at what point they will be determined, and the assumptions that were used in estimating the total reimbursed expenses for the year ended June 30, 2016, including assumptions regarding individuals' compensation.

Exhibits

4. We note that you have filed the form of the legal and tax opinions. Please confirm that you will file the executed opinions before effectiveness and confirm that you will allow sufficient time for the staff to review those executed opinions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Brett E. Braden, Esq.
        Latham & Watkins LLP